Exhibit 99.1

Pan American Silver Announces its Unaudited Fourth Quarter and Full Year 2014 Financial Results

The Company declares the first dividend of 2015 in the amount of $0.125

(All amounts in US$ unless otherwise stated. Approximate production figures.)

VANCOUVER, Feb. 19, 2015 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company", or "Pan American"), today reported unaudited financial results for the quarter and year ended December 31, 2014 to accompany production figures already reported for the same period on January 19, 2015.

The Company also announced today that its Board of Directors has approved its first quarterly cash dividend of 2015 in the amount of $0.125 per common share. Should the Company's Board of Directors continue to approve future quarterly dividends in the same amount, the annual cash dividend paid by Pan American would be $0.50 per common share, which represents a yield of approximately 4.4% based on the Company's closing share price on NASDAQ on February 18, 2015. The cash dividend will be payable on or about Friday, March 13, 2015 to holders of record of common shares as of the close of Monday, March 2, 2015. Specific distribution dates and amounts of future dividends will be determined by the Board of Director on an ongoing basis. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada).

Fourth Quarter 2014 Highlights (unaudited)(1)

•         Silver production of 6.75 million ounces

•         Gold production of 43,900 ounces

•         Consolidated cash costs(2) of $11.92 per silver ounce, net of by-product credits

•         All-in sustaining costs per silver ounce sold ("AISCSOS")(3) of $18.62, net of by-product credits

•         Revenue of $163.1 million

•         Mine operating loss(4) of $21.4 million

•         Net loss of $525.7 million, or $(3.48) per share, including non-cash, after-tax impairment charges of $498.7 million

•         Adjusted loss of $21.2 million, or $(0.14) per share

•         Paid a total of $18.9 million in cash dividends to shareholders, or $0.125 per share

Full-year 2014 Highlights (unaudited)(1)

•         Record silver production of 26.11 million ounces

•         Record gold production of 161,500 ounces

•         Consolidated cash costs(2) of $11.46(5) per silver ounce, net of by-product credits – better than guidance of $11.70 to $12.70 per ounce

•         AISCSOS(3) of $17.88, net of by-product credits – in line with guidance of $17.00 to $18.00 per ounce

•         Revenue of $751.9 million

•         Mine operating earnings(4) of $8.1 million

•         Net loss(5) of $544.8 million, or $(3.60) per share, including non-cash, after-tax impairment charges of $498.7 million

•         Adjusted loss of $20.8 million or $(0.14) per share

•         Net cash generated from operating activities of $124.2 million or $0.82 per common share

•         Total dividends paid to common shareholders of $75.8 million, representing $0.50 per common share

Financial Position at December 31, 2014
• Cash and short term investments of $330.4 million • Working capital of $522.7 million • Total debt of $60.4 million (including capital leases of $8.0 million)
(1) Financial information in this news release is based on International Financial Reporting Standards ("IFRS"); results are unaudited; percentages compare period-on-period.
(2)	Cash costs per payable ounce of silver, net of by-product credits, is a non-GAAP measure. Cash costs does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. See "Financial and Operating Highlights" in the attached table for a more detailed discussion of this measure and a reconciliation of this measure to the Company's production costs, depreciation and amortization, and royalties.
(3)	All-in sustaining costs per payable silver ounce sold ("AISCSOS") is a non-GAAP measure. The Company has adopted the reporting of
AISCSOS as a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively. We believe it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments
(sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. This measure including its subcomponent Sustaining Capital are non – GAAP measures and readers should refer to the attached table in the section under "Sustaining Capital" for a detailed discussion of this measure.
(4)	Mine operating earnings is a non-GAAP measure used by the Company to assess the performance of its silver mining operations. Mine operating earnings is calculated as revenue less production costs, depreciation and amortization and royalties.  The Company and certain investors use this information to evaluate the Company's performance.
(5)	Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and
Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. The effect of these corrections on
2014's annual consolidated cash costs was an increase of $0.50 per ounce.

Commenting on the Company's fourth quarter and full-year 2014 results, Geoff Burns, President & CEO said, "The price of silver on December 31st, 2014 was $15.97 per ounce and in concert with a strengthening US Dollar required us to record significant asset impairment charges, negative net realizable value adjustments, negative concentrate pricing adjustments and a significant foreign exchange loss on our Canadian Dollar and Mexican Pesos holdings. Together, these items have overshadowed what was a very respectable fourth quarter operating performance from both a production and cost perspective." Burns continued, "In 2014 we achieved annual records for silver and gold production and we did this below our guidance for cash costs. Our AISCSOS were as forecasted and we generated net cash from operating activities of $124.2 million or $0.82 per common share, while returning an industry-leading dividend to our shareholders. We have maintained the strength of our balance sheet and I look forward to 2015 where we expect similar silver production, higher gold production and a marked reduction in our AISCOS."

Financial Results

During the fourth quarter of 2014, Pan American generated $163.1 million in revenue, 15% less than in the same period of 2013, driven by lower volumes of metal sold and reduced metal prices. At the end of the current quarter the Company decided to defer the sale of approximately 7,000 ounces of gold and 150,000 ounces of silver produced at Manantial Espejo mine until the first quarter of 2015.  While this negatively impacted fourth quarter revenues and operating cash flows, the Company did receive approximately $0.8 million of additional revenue when this production was sold. The Company's revenue for the full year 2014 was $751.9 million, 9% lower than in 2013. Lower revenues for the year ended December 31, 2014 were mainly due to significantly lower realized precious metal prices, partly offset by greater quantities of gold and base metals sold. In 2014, silver sales volumes remained consistent with the prior year and gold sales volumes increased significantly; however, the average realized price of silver declined 20% to $18.53 per ounce and the average realized price of gold declined 9% to $1,268 per ounce. During the same period, the average realized price of copper declined 6% to $6,825 per tonne and the average price of lead declined 3% to $2,085 per tonne. Zinc was the only exception to the downward trend as the metal's average price appreciated during the year to $2,160 per tonne.

Pan American incurred a net loss of $525.7 million during the fourth quarter of 2014, or a loss per share of $(3.48), compared to a net loss of $293.1 million during the fourth quarter of 2013 (loss per share of $1.94). The loss was primarily due to impairment charges that totaled $498.7 million after-tax.

The decrease in metal prices that occurred in the second half of 2014, led the Company to lower the silver and gold prices used to estimate reserves, as well as the prices used in the discounted life of mine cash flow models, which were utilized to test for asset impairment. The Company assumed long term silver and gold prices of $18.50 and $1,250 per ounce, respectively, substantially lower than the prices used at the end of 2013.

As a consequence, the Company recognized impairments on several of its assets. The largest impairment was on the Navidad property, where lower prices and a relatively high discount rate combined to significantly reduce the Company's carrying value of this asset.

The total impairment charges incurred at December 31, 2014 were as follows:

Property	($ Millions)
Dolores mine	$ 110.8
Manantial Espejo mine	55.9
Alamo Dorado mine	17.7
Mine impairments	$ 184.4
Navidad property	286.1
La Virginia property	17.0
La Bolsa property	6.4
Pico Machay property	4.8
Development property impairments	$ 314.3
Total	$ 498.7

The financial results for the fourth quarter of 2014 were also impacted by negative sales adjustments to previously reported provisional sales of $4.4 million, by foreign exchange losses of $4.5 million on holding Canadian Dollars and Mexican Pesos and by net realizable value adjustments of $2.2 million.

For the full year 2014, Pan American generated a net loss of $544.8 million, compared to a net loss of $445.8 million generated in 2013. The 2014 loss was directly attributable to the previously described impairment charges, in addition to $30.0 million of negative net realizable value adjustments and foreign exchange losses of $13.3 million.

Adjusting for the impairments and other non-cash, unrealized items, Pan American generated an adjusted loss of $21.2 million, or $(0.14) per share in the fourth quarter and an adjusted loss of $20.8 million or $(0.14) per share for the full-year of 2014.

Pan American posted $0.8 million in net cash generated from operating activities during the last quarter of 2014, compared to net cash of $46.2 million generated during the final quarter of 2013. However, net cash generated from operating activities for the full year 2014 rose slightly to $124.2 million, compared to $119.6 million generated in 2013, as lower cash operating margins were more than offset by lower income taxes paid and working capital movements.

At December 31, 2014, Pan American had $330.4 million in cash and short term investments and working capital of $522.7 million, with total debt of $60.4 million, including capital leases of $8.0 million.

Production and Operations

During the fourth quarter of 2014, Pan American's mines performed within management's expectations and produced 6.75 million ounces of silver and 43,900 ounces of gold.

The Company also produced 10,200 tonnes of zinc, 3,900 tonnes of lead and a record 3,000 tonnes of copper on account of quarterly record zinc and lead production at La Colorada and quarterly record copper production at both Huaron and Morococha.

Consolidated silver production for the full year 2014 was a record 26.11 million ounces, slightly higher than 2013 silver production and well within management's expectations. The new record was achieved due to production gains at La Colorada, Manantial Espejo, Dolores and Huaron and despite the expected decline of silver production at Alamo Dorado.

As anticipated, Pan American also achieved record consolidated gold production of 161,500 ounces in 2014, 8% greater than 2013 gold production, as a result of more ounces produced at Dolores and Manantial Espejo.

In addition, Pan American's 2014 full year base metals production rose significantly. Consolidated zinc production rose 3% from 2013 to 43,500 tonnes, primarily on account of higher production at La Colorada. Consolidated lead production increased 11% compared to 2013 to 15,000 tonnes, with higher production achieved at La Colorada and Morococha, partially offset by lower production at San Vicente. Consolidated copper production rose to a record 9,000 tonnes, 62% greater than in 2013, due to significant production increases at Huaron and Morococha.

Mexico

During the quarter ended December 31, 2014, silver production at La Colorada was a record 1.29 million ounces, slightly more than silver produced in the fourth quarter of 2013, mainly due to record throughput and higher grades. La Colorada also produced a record 2,200 tonnes of zinc and 1,000 tonnes of lead during the quarter, 18% and 17% greater than during the fourth quarter of 2013, respectively. The production gains were achieved due to record zinc grades and zinc and lead recoveries, further enhanced by higher quantities of sulfide ore mined.

At Dolores, higher throughput pushed silver production to 0.95 million ounces, 3% more than in the last quarter of 2013, while gold production rose 15% to 18,000 ounces due to higher throughput and higher grades, which were partially offset by lower recoveries.

As anticipated, Alamo Dorado's silver production declined 31% from the fourth quarter of 2013 to 0.87 million ounces as a result of treating greater amounts of low-grade stockpiled ore as the open pit mine reaches its final stages.

For the full year 2014, the Company produced 12.43 million silver ounces in Mexico. With its new annual production record, La Colorada has become the Company's largest silver producer at 4.98 million ounces, followed by Dolores with 3.98 million ounces of silver produced. Increased silver production at La Colorada was due to higher throughput of higher-grade sulfide ores mined using the additional equipment that has been acquired as part of the mine's expansion project. Increased sulfide ore throughput also had a positive effect on base metal grades and recoveries, yielding records in annual zinc production of 7,700 tonnes and lead production of 3,700 tonnes, 14% and 12% greater than 2013 production, respectively.

Dolores' 2014 production of 3.98 million ounces of silver and 66,800 ounces of gold benefited from the commissioning in late 2013 of the new leach pad 3. This provided unconstrained crushing output and increased leaching surface during 2014 and resulted in higher silver recoveries.

As expected, Alamo Dorado's annual silver production declined 32% from 2013 to 3.47 million ounces, primarily due to the expected processing of lower grade ores and lower metal recoveries.

Peru

During the fourth quarter of 2014, the Company's Peruvian mines produced a total of 1.55 million ounces of silver, practically flat year-on-year. At Huaron, silver production increased 8% from the fourth quarter of 2013 to 0.95 million ounces primarily due to increased throughputs.

In 2014, Huaron's silver production rose 10% from the previous year to a record 3.63 million ounces due to increased throughput as a result of a multi-year mine mechanization effort. The mechanization efforts at the mine focused largely on high-grade copper ore zones that lead to a 73% increase in copper production to a record 5,900 tonnes, along with a 3% increase in lead production to a record 6,000 tonnes, and zinc production of 14,200 tonnes, similar to 2013 production.

Morococha's silver production during the fourth quarter of 2014 fell 6% from the last quarter of 2013, as a result of lower grades and recoveries, partially offset by increased throughput rates.

Morococha produced 2.37 million ounces of silver in 2014, slightly less than in 2013, largely due to mine sequencing into higher-grade lead and copper ores. This resulted in a 26% increase in lead production to 4,700 tonnes, a 52% increase in copper production to a record 3,100 tonnes and a 4% increase in zinc production to 15,800 tonnes in comparison to 2013 production.

Bolivia

During the quarter ended December 31, 2014, San Vicente's silver production rose 18% from the same quarter of 2013 to a record 1.17 million ounces, as a result of increased throughputs, higher grades and increased recoveries. In contrast, zinc and lead production fell 13% and 5%, respectively, primarily due to lower grades driven by mine sequencing.

For the full year 2014, San Vicente produced 3.95 million ounces of silver, similar to 2013's production, along with a 6% reduction in zinc production to 5,800 tonnes and an 11% reduction in lead production to 500 tonnes due to mine sequencing.

Argentina

Silver production at Manantial Espejo rose 5% during the fourth quarter of 2014, to 0.91 million ounces. The production increase was achieved due to higher throughput as a result of successful debottlenecking, partially offset by lower grades. Quarterly gold production fell 20% from the fourth quarter of 2013 due to lower grades, partially offset by higher throughput.

For the full year 2014, Manantial Espejo's silver production rose 19% from 2013 to 3.72 million ounces and gold production rose 16% to 70,500 ounces due to record mill throughput.

Cash Costs and All-in Sustaining Costs Per Silver Ounce Sold

Pan American's consolidated cash costs for the fourth quarter of 2014 were $11.92 per silver ounce, net of by-product credits and consolidated cash costs for the full year 2014 were $11.46 per silver ounce, net of by-product credits. This compares to adjusted cash costs of $9.85 per ounce of silver during the fourth quarter of 2013 and $10.96 per ounce of silver, net of by-product credits for the full year 2013. Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits and both consolidated annual cash costs for 2014 and 2013, and fourth quarter 2013 cash costs have been adjusted to correct for this overstatement. Please refer to Note 6 under the table "Financial and Operating Highlights" attached to this news release for further details.

As expected, cash costs during the fourth quarter of 2014 rose primarily on reduced grades at Alamo Dorado, lower gold production at Manantial Espejo and lower by-product credits due to lower by-product prices except for zinc. Consolidated cash costs for the full year 2014 of $11.46 per silver ounce, were well below management's full year 2014 guidance of $11.80 to $12.80 per ounce, net of by-product credits, on account of better than expected performances at La Colorada, Huaron and Morococha, partly offset by slightly higher than expected cash costs at San Vicente and Manantial Espejo.

AISCSOS for the quarter and year-ended December 31, 2014 were $18.62 and $17.88, respectively, compared to $16.72 and $17.91 per ounce in the respective periods of 2013. AISCSOS for 2014 remained similar to 2013 as lower sustaining capital and exploration expense were offset by higher cash cost of sales, net of by-product credits.

AISCSOS and cash costs are non-GAAP measures. Please refer to Notes 4 and 5 under the table "Financial and Operating Highlights" attached to this news release for further discussion of these measures.

Sustaining and Project Capital

In 2014, Pan American spent $99.1 million in sustaining capital at its seven mining operations. At La Colorada, the Company spent $13.5 million, primarily on a tailings dam raise, mine ventilation and infrastructure, and mine site exploration.

At Dolores, the Company spent $27.6 million, mainly on open pit pre-stripping, mine site exploration, access roads and camp upgrades, and on mining equipment replacements.

At Huaron, Pan American spent $17.3 million to upgrade the underground 250-level primary drainage and haulage level, to upgrade the shaft loading pockets, mine site exploration and on a tailings dam raise.

At Morococha, the Company spent $10.2 million mainly on mine development and infrastructure, mine site exploration, plant upgrades and equipment overhauls.

At San Vicente, the Company spent $3.4 million primarily on mine infrastructure, equipment overhauls and mine site exploration.

Finally, at Manantial Espejo, Pan American spent $26.7 million primarily for open pit pre-stripping as well as a tailings dam expansion and mine site exploration.

In terms of project capital, Pan American invested $17.3 million on the La Colorada expansion of which $5.6 million were used to purchase new underground mobile mining equipment and to advance project-related underground mine lateral development. $5.1 million were spent on engineering work and equipment purchases for the plant expansion, $3.4 million were spent on new community infrastructure, $1.5 million were spent on procurement of the new production hoist, $0.9 million were used in camp expansions and expanded site infrastructure, and the remainder was required to fund indirect costs.

The Company also invested $17.3 million on completing the second phase of Dolores' pad 3 expansion. Approximately $2.0 million remain for the installation of a lime silo and conveyor belt, which has been carried over into 2015. In addition, $1.4 million were spent on advancing the new power line design and right-of-way acquisitions, and another $1.0 million were spent on advancing engineering on the pulp agglomeration and underground Preliminary Economic Assessment that was disclosed in August 2014.

2015 Outlook

As announced on January 19, 2015, Pan American expects to maintain current production levels of between 25.50 and 26.50 million ounces of silver at cash costs of between $10.80 and $11.80 per ounce of silver, net of by-product credits. In addition, higher gold grades at Dolores are expected to contribute to an increase in consolidated gold production to between 165,000 and 175,000 ounces, (between 2% and 8% higher than in 2014).

The Company's consolidated 2015 base metals production is expected to total 41,000 to 43,000 tonnes of zinc, 14,500 to 15,000 tonnes of lead and 8,000 to 8,500 tonnes of copper.

Pan American also expects to spend between $71 to $84 million on sustaining capital in 2015, while investing $98 to $109 million in long term projects, primarily for the expansion project at La Colorada.

Perhaps most importantly, consolidated AISCSOS are expected to decline from $17.88 in 2014 to between $15.50 and $16.50, net of by-product credits in 2015, mainly on lower sustaining capital expenditures and due to the above-mentioned decline in silver cash costs. The Company's AISCSOS guidance for 2015 is based on assumptions of exploration expenses increasing to $16.50 million, while G&A costs and reclamation cost accretion are expected to remain steady at $17.50 million and $3.00 million, respectively. For the purposes of providing AISCSOS guidance for 2015, we have assumed that payable silver sold in 2015 will be between 24.10 million and 25.10 million ounces.

About Pan American

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss these results on Thursday, February 19, 2015 at 1:00 pm EST (10:00 am PST). To participate in the conference, please dial toll number 1-604-638-5340.

A live audio webcast and Power Point presentation will be available at http://services.choruscall.ca/links/pan150219.html. The call and webcast will also be available for replay for one week after the call by dialing 1-604-638-9010 and entering code # 6218 followed by the # sign.

NON-GAAP MEASURE – CASH COSTS PER PAYABLE OUNCE, NET OF BY-PRODUCT CREDITS

THIS NEWS RELEASE PRESENTS INFORMATION ABOUT OUR CASH COSTS OF A PAYABLE OUNCE OF SILVER FOR OUR OPERATING MINES. CASH COSTS PER PAYABLE OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS IS CALCULATED AS FOLLOWS:

•	EXCEPT AS OTHERWISE NOTED, CASH COSTS PER PAYABLE OUNCE PRODUCED IS CALCULATED BY DIVIDING TOTAL CASH COSTS, NET OF BY-PRODUCT CREDITS BY TOTAL PAYABLE SILVER OUNCES PRODUCED AT THE RELEVANT MINE OR MINES.
•	TOTAL CASH COSTS INCLUDE MINE OPERATING COSTS SUCH AS MINING, PROCESSING, ADMINISTRATION, ROYALTIES AND OPERATING TAXES, BUT EXCLUDE AMORTIZATION, RECLAMATION COSTS, FINANCING COSTS AND CAPITAL DEVELOPMENT AND EXPLORATION. CERTAIN AMOUNTS OF STOCK-BASED COMPENSATION ARE EXCLUDED AS WELL.

CASH COST PER PAYABLE OUNCE OF SILVER PRODUCED, NET OF BY-PRODUCT CREDITS IS INCLUDED IN THIS NEWS RELEASE BECAUSE CERTAIN INVESTORS USE THIS INFORMATION TO ASSESS OUR PERFORMANCE AND ALSO TO DETERMINE OUR ABILITY TO GENERATE CASH FLOW FOR USE IN INVESTING AND OTHER ACTIVITIES. THE INCLUSION OF CASH COSTS PER PAYABLE OUNCE PRODUCED MAY ENABLE INVESTORS TO BETTER UNDERSTAND YEAR-OVER-YEAR CHANGES IN OUR PRODUCTION COSTS, WHICH IN TURN AFFECT PROFITABILITY AND CASH FLOW. CASH COSTS PER PAYABLE OUNCE, NET OF BY-PRODUCT CREDITS DOES NOT HAVE A STANDARDIZED MEANING OR A CONSISTENT BASIS OF CALCULATION PRESCRIBED BY CANADIAN ACCOUNTING STANDARDS. INVESTORS ARE CAUTIONED THAT CASH COSTS PER PAYABLE OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS SHOULD NOT BE CONSIDERED IN ISOLATION OR CONSTRUED AS A SUBSTITUTE TO COSTS DETERMINED IN ACCORDANCE WITH CANADIAN ACCOUNTING STANDARDS AS PRESCRIBED UNDER IFRS AS AN INDICATOR OF PERFORMANCE. OUR METHOD OF CALCULATING CASH COSTS PER PAYABLE OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS MAY DIFFER FROM THE METHODS USED BY OTHER ENTITIES AND, ACCORDINGLY, OUR CASH COSTS PER PAYABLE OUNCE PRODUCED MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURED USED BY OTHER ENTITIES.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS OR INFORMATION.  FORWARD-LOOKING STATEMENTS OR INFORMATION IN THIS NEWS RELEASE RELATE TO, AMONG OTHER THINGS: OUR FORECAST PRODUCTION OF SILVER, GOLD AND OTHER METALS IN 2015; OUR ESTIMATED CASH COSTS PER OUNCE OF SILVER IN 2014 AND FORECAST CASH COSTS PER OUNCE OF SILVER IN 2015; OUR ESTIMATED AISCSOS FOR 2015; OUR ANTICIPATED CAPITAL INVESTMENTS FOR 2015; THE ABILITY OF THE COMPANY TO SUCCESSFULLY COMPLETE ANY CAPITAL INVESTMENT PROGRAMS AND PROJECTS AND THE IMPACTS OF ANY SUCH PROGRAMS AND PROJECTS ON THE COMPANY;  AND ANY ANTICIPATED LEVEL OF FINANCIAL AND OPERATIONAL SUCCESS IN 2015.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES.  THESE ASSUMPTIONS INCLUDE: TONNAGE OF ORE TO BE MINED AND PROCESSED; ORE GRADES AND RECOVERIES; PRICES FOR SILVER, GOLD AND BASE METALS; CAPITAL, DECOMMISSIONING AND RECLAMATION ESTIMATES; OUR MINERAL RESERVE AND RESOURCE ESTIMATES AND THE ASSUMPTIONS UPON WHICH THEY ARE BASED; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS: NO UNPLANNED DELAYS IN OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS.THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SILVER, GOLD AND  BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER;CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING ENVIRONMENTAL, EXPORT AND IMPORT LAWS AND REGULATIONS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION.  FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES. THE COMPANY DOES NOT INTEND, NOR DOES IT ASSUME ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS AND INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, CHANGES IN ASSUMPTIONS, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights
		Three months ended December 31,		Twelve months ended December 31,

		2014	2013	2014	2013
Consolidated Financial Highlights
(Unaudited in thousands of U.S. Dollars)

Net loss for the period		$(525,727)	$(293,064)	$(544,823)	$(445,846)
Loss per share attributable to common shareholders (basic)		$(3.48)	$(1.94)	$(3.60)	$(2.94)
Adjusted loss for the period (1)		$(21,207)	$(77,649)	$(20,825)	$(42,845)
Adjusted loss per share attributable to common shareholders (basic) (1)		$(0.14)	$(0.51)	$(0.14)	$(0.28)
Mine operating (loss) earnings		$(21,369)	$18,955	$8,073	$131,519
Mine operating (loss) earnings (Excludes NRV Adj.) (2)		$(19,586)	$27,365	$37,598	$144,486
Net cash generated from operating activities		$823	$46,156	$124,188	$119,606
Net cash generated from operating activities per share		$0.01	$0.30	$0.82	$0.79
Capital spending		$30,131	$33,669	$131,761	$159,401
Dividends paid		$18,933	$18,881	$75,751	$75,755
Shares repurchased		$-	$-	$-	$6,740
Cash and short-term investments		$330,413	$422,722	$330,413	$422,722
Working capital(3)		$522,655	$689,032	$522,655	$689,032

Consolidated Metals Recovered
Silver metal - million ounces		6.75	6.80	26.11	25.96
Gold metal - thousand ounces		43.9	46.2	161.5	149.8
Zinc metal - thousand tonnes		10.2	11.3	43.5	42.1
Lead metal - thousand tonnes		3.9	3.5	15.0	13.5
Copper metal - thousand tonnes		3.0	1.7	9.0	5.5

Average Price
Silver metal ($/oz)		$16.50	$20.82	$19.08	$23.79
Gold metal ($/oz)		$1,201	$1,276	$1,266	$1,411

Consolidated Costs per Ounce of Silver (net of by-product credits) (4)
Cash cost per payable ounce produced		$11.92	$9.85(6)	$11.46(6)	$10.96(6)
Total production cost per payable ounce produced		$18.62	$14.86	$17.80	$16.71
Payable ounces of silver produced – million ounces		6.34	6.42	24.66	24.58

All-in Sustaining Cost per Silver Ounce Sold (5)		$18.62	$16.72	$17.88	$17.91
All-in Sustaining Cost per Silver Ounce Sold (Excludes NRV Adjustment)		$18.27	$15.41	$16.71	$17.40
Payable ounces of silver sold – million ounces		6.35	6.44	25.43	25.48

(1)	Adjusted loss and adjusted loss per share attributable to common shareholders are Non-GAAP measures. Adjusted (loss)
earnings is calculated as net (loss) earnings for the period adjusting for the gains or losses recorded on fair market value adjustments on the
Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, net realizable value adjustment to long term heap inventory, gain or loss on sale of assets and the effect for taxes on the above items. The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period.

		Three months ended December 31,		Twelve months ended December 31,
Adjusted Loss Reconciliation		2014	2013	2014	2013
Net (loss) earnings for the period		$(525,727)	$(293,064)	$(544,823)	$(445,846)
Adjust derivative losses (gains)		252	(1,249)	(1,348)	(16,715)
Adjust gain on sale of mineral properties		(945)	(5,969)	(1,145)	(14,068)
Adjust unrealized foreign exchange (gains) losses		(618)	(656)	4,034	(922)
Adjust net realizable value of inventory		10,982	10,281	36,578	10,281
Adjust realized losses (gains) on silver and gold hedge program		-	(1,127)	-	5,127
Adjust realized and unrealized losses on commodity contracts		-	260	-	25
Adjust severance and acquisition costs		-	-	-	617
Adjust write-down of mining assets		596,262	336,785	596,262	540,228
Adjust for effect of taxes on above items		(101,413)	(122,910)	(110,383)	(121,572)
Adjusted loss for the period		$(21,207)	$(77,649)	$(20,825)	$(42,845)
Weighted average shares for the period		151,534	151,428	151,511	151,501
Adjusted loss per share for the period		$(0.14)	$(0.51)	$(0.14)	$(0.28)

(2)	Mine operating loss – excluding NRV Adjustment is a Non-GAAP measure. The Company uses this measure to reflect the real cost of production by removing the effects of short term and volatile commodity price fluctuations.
(3)	Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
(4)	Consolidated cost per ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flows and is well understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities.
(5)	The Company has adopted the reporting of All-In Sustaining Costs per Silver Ounce Sold ("AISCSOS") as a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively. We believe it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.
(6)	Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. The effect of these corrections on 2014's annual cash costs was as follows: a $0.50 per ounce increase to consolidated cash costs (2013 - $0.15); a $2.87 per ounce increase to Huaron cash costs (2013 - $0.85); and a $1.72 per ounce increase to
Morococha cash costs (2013 - $0.58). The fourth quarter 2013 cash costs have also been adjusted to correct for this overstatement. The effect of these corrections on the fourth quarter of 2013's cash costs was as follows: a $0.29 per ounce increase to consolidated cash costs; a $1.74 per ounce increase to Huaron cash costs and a $1.02 per ounce increase to Morococha cash costs.
Pan American Silver Corp.
Consolidated Statements of Financial Position
As at December 31, 2014 and 2013
(Unaudited in thousands of U.S. dollars)
	December 31, 2014	December 31, 2013

Assets
Current assets
Cash and cash equivalents	$146,193	$249,937
Short-term investments	184,220	172,785
Trade and other receivables	105,644	114,782
Income taxes receivable	37,626	40,685
Inventories	252,549	284,352
Prepaids and other current assets	4,464	9,123
	730,696	871,664
Non-current assets
Mineral property, plant and equipment,	1,266,391	1,870,678
Long-term refundable tax	7,698	9,801
Deferred tax assets	2,584	165
Other assets	7,447	8,014
Goodwill	3,057	7,134
Total Assets	$2,017,873	$2,767,456

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$126,209	$125,609
Loan payable	17,600	20,095
Current portion long term debt	34,797	-
Provisions	3,121	3,172
Current portion of finance lease	3,993	4,437
Current income tax liabilities	22,321	29,319
	208,041	182,632
Non-current liabilities
Provisions	45,063	43,817
Deferred tax liabilities	160,072	285,947
Share purchase warrants	-	207
Long-term portion of finance lease	4,044	5,717
Long-term debt	-	34,302
Other long-term liabilities	30,716	26,045
Total Liabilities	447,936	578,667

Equity
Capital and reserves
Issued capital	2,296,672	2,295,208
Share option reserve	22,091	21,110
Investment revaluation reserve	(485)	(137)
Retained (deficit) earnings	(755,186)	(133,847)
Total Equity attributable to equity holders of the Company	1,563,092	2,182,334
Non-controlling interests	6,845	6,455
Total Equity	1,569,937	2,188,789
Total Liabilities and Equity	$2,017,873	$2,767,456

Pan American Silver Corp. Consolidated Income Statements
(Unaudited in thousands of U.S. dollars, except for share and per share amounts)

Three months ended December 31,			Twelve months ended December 31,
2014		2013	2014	2013
Revenue	$163,096	$192,360	$751,942	$824,504
Cost of sales
Production costs	(140,695)	(136,223)	(568,204)	(530,613)
Depreciation and amortization	(38,493)	(31,612)	(147,710)	(135,913)
Royalties	(5,277)	(5,570)	(27,955)	(26,459)
	(184,465)	(173,405)	(743,869)	(692,985)
Mine operating (loss) earnings	$(21,369)	$18,955	$8,073	$131,519

General and administrative	(3,051)	(2,602)	(17,908)	(17,596)
Exploration and project development	(4,278)	(990)	(13,225)	(15,475)
Impairment charge	(596,262)	(336,785)	(596,262)	(540,228)
Foreign exchange losses	(4,486)	(5,958)	(13,275)	(14,637)
Gains (losses) on commodity and foreign currency contracts	-	1,049	-	(4,551)
Gain on sale of assets	945	5,969	1,145	14,068
Other income and expenses	(1,583)	10,210	(1,314)	8,287
Loss from continuing operations	(630,084)	(310,152)	(632,766)	(438,613)

(Loss) gain on derivatives	(252)	1,249	1,348	16,715
Investment income (loss)	568	(592)	2,840	3,086
Interest and finance expense	(1,277)	(2,902)	(8,739)	(10,277)
Loss before income taxes	(631,045)	(312,397)	(637,317)	(429,089)
Income tax recovery (expense)	105,318	19,333	92,494	(16,757)
Net loss for the period	$(525,727)	$(293,064)	$(544,823)	$(445,846)

Attributable to:
Equity holders of the Company	$(526,706)	$(293,615)	$(545,588)	$(445,851)
Non-controlling interests	979	551	765	5
	$(525,727)	$(293,064)	$(544,823)	$(445,846)

Loss per share attributable to common shareholders
Basic loss per share	$(3.48)	$(1.94)	$(3.60)	$(2.94)
Diluted loss per share	$(3.48)	$(1.94)	$(3.60)	$(2.96)
Weighted average shares outstanding (in 000's) Basic	151,534	151,428	151,511	151,501
Weighted average shares outstanding (in 000's) Diluted	151,534	151,428	151,511	153,430

Consolidated Statements of Comprehensive Income
(unaudited in thousands of U.S. dollars)
Three months ended December 31,			Twelve months ended December 31,
2014		2013	2014	2013
Net loss for the period	$(525,727)	$(293,064)	$(544,823)	$(445,846)

Unrealized net loss on available for sale securities (net of zero dollars tax)	(485)	(1,953)	(1,428)	(2,163)
Reclassification adjustment for net loss included in earnings	319	2,775	1,081	1,062
Total comprehensive loss for the period	$(525,893)	$(292,242)	$(545,170)	$(446,947)

Total comprehensive loss attributable to:
Equity holders of the Company	$(526,872)	$(292,793)	$(545,935)	$(446,952)
Non-controlling interests	979	551	765	5
	$(525,893)	$(292,242)	$(545,170)	$(446,947)
Pan American Silver Corp.
Consolidated Statements of Cash Flows
(Unaudited in thousands of U.S. dollars)
	Three months ended		Twelve months ended
	December 31,		December 31,
	2014	2013	2014	2013
Cash flow from operating activities
Net loss earnings for the year	$(525,727)	$(293,064)	$(544,823)	$(445,846)

Current income taxes expense	10,136	12,523	35,808	55,691
Deferred income tax recovery	(115,454)	(31,856)	(128,302)	(38,934)
Depreciation and amortization	38,493	31,612	147,710	135,913
Impairment charge	596,262	336,785	596,262	540,228
Accretion on closure and decommissioning provision	809	757	3,238	3,030
Unrealized (gains) losses on foreign exchange	(618)	(656)	4,034	(922)
Share-based compensation expense	504	67	2,529	2,173
Unrealized (gains) losses on commodity contracts	-	(1,800)	-	25
Loss (gain) on derivatives	252	(1,249)	(1,348)	(16,715)
Gain on sale of assets	(945)	(5,969)	(1,145)	(14,068)
Net realizable value adjustment for inventory	2,212	8,410	29,953	12,967
Changes in non-cash operating working capital	4,209	12,956	16,669	(14,640)
Operating cash flows before interest and income taxes	10,133	68,516	160,585	218,902

Interest paid	(1,868)	(309)	(5,051)	(3,425)
Interest received	249	80	1,792	2,138
Income taxes paid	(7,691)	(22,131)	(33,138)	(98,009)
Net cash generated from operating activities	823	46,156	124,188	119,606

Cash flow from investing activities
Payments for mineral property, plant and equipment	(30,131)	(33,669)	(131,761)	(159,401)
Proceeds (Purchase) of short term investments	33,672	41,187	(13,524)	19,920
Proceeds from sale of mineral property, plant and equipment	1,378	5,476	1,852	13,681
Refundable tax and other asset expenditures	1,449	371	187	452
Net cash generated (used) in investing activities	6,368	13,365	(143,246)	(125,348)

Cash flow from financing activities
Proceeds from issue of equity shares	3	-	3	-
Shares repurchased and cancelled	-	-	-	(6,740)
Dividends paid	(18,933)	(18,881)	(75,751)	(75,755)
Payment of Proceeds from short term loan	(444)	4,870	(2,438)	23,496
Payments of construction and equipment leases	(1,544)	(2,554)	(5,347)	(30,238)
Net distributions to non-controlling interests	-	(621)	(375)	(925)
Net cash used in financing activities	(20,918)	(17,186)	(83,908)	(90,162)
Effects of exchange rate changes on cash	(62)	(24)	(778)	(367)
Net (decrease) increase in cash	(13,789)	42,311	(103,744)	(96,271)
Cash at the beginning of the period	159,982	207,626	249,937	346,208
Cash at the end of the period	$146,193	$249,937	$146,193	$249,937

Supplemental Cash Flow Information
Significant Non-Cash Items
Contracted other equipment acquired by leases	$636	$331	$3,230	$3,331
Stock compensation issued to employees and directors	$1,389	$971	$1,461	$1,035

Mine Operations Highlights (1)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2014	2013	2014	2013
La Colorada
Tonnes milled - kt	119.7	117.7	471.3	448.7
Average silver grade – grams per tonne	373	366	366	352
Average silver recovery - %	89.7	89.9	89.8	89.9
Silver – koz	1,286	1,246	4,979	4,566
Gold – koz	0.72	0.68	2.57	2.58
Zinc – kt	2.19	1.86	7.70	6.76
Lead – kt	1.02	0.87	3.74	3.32

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products (2)	$7.57	$8.20	$8.14	$9.43
Total cost per ounce net of by-products (2)	$9.54	$10.09	$10.09	$11.27

Payable silver koz	1,202	1,191	4,756	4,365

Sustaining Capital Expenditures - thousands	$1,488	$2,250	$13,476	$13,574

Dolores
Tonnes milled - kt	1,611.9	1,223.2	6,053.9	5.351.9
Average silver grade – grams per tonne	42	45	40	48
Average gold grade – grams per tonne	0.48	0.43	0.44	0.46
Average silver recovery - %	44.2	51.9	51.8	42.7
Average gold recovery - %	72.6	91.3	78.3	82.1
Silver – koz	954	922	3,982	3,503
Gold – koz	17.99	15.60	66.82	65.23

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products (2)	$12.99	$13.77	$12.94	$7.47
Total cost per ounce net of by-products (2)	$31.22	$23.57	$27.39	$20.12

Payable silver koz	951	920	3,969	3,494

Sustaining Capital Expenditures - thousands	$7,962	$10,411	$27,632	$36,159

Alamo Dorado
Tonnes milled - kt	481.4	460.0	1,763.0	1,790.3
Average silver grade – grams per tonne	63	98	75	101
Average gold grade – grams per tonne	0.40	0.41	0.37	0.36
Average silver recovery - %	83.8	83.8	81.4	87.1
Silver – koz	865	1,239	3,473	5,079
Gold – koz	5.67	5.94	17.56	17.60
Copper – kt	10	50	30	120

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products (2)	$14.07	$8.81	$12.89	$7.45
Total cost per ounce net of by-products (2)	$16.96	$11.81	$16.28	$10.98

Payable silver - koz	859	1,228	3,454	5,043

Sustaining Capital Expenditures - thousands	$67	$542	$293	$7,621

Huaron
Tonnes milled - kt	236.8	218.7	892.8	802.3
Average silver grade – grams per tonne	157	154	154	158
Average zinc grade - %	2.34	2.36	2.41	2.53
Average silver recovery - %	82.5	81.8	83.2	81.8
Silver – koz	952	885	3,635	3,304
Gold – koz	0.30	0.26	1.16	0.94
Zinc – kt	3.37	3.51	14.20	14.02
Lead – kt	1.63	1.49	6.03	5.84
Copper – kt	1.71	0.99	5.88	3.39

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products (2) (3)	$12.22	$14.65	$11.56	$15.46
Total cost per ounce net of by-products (2)	$16.16	$18.77	$15.54	$19.51

Payable silver - koz	818	760	3,120	2,879

Sustaining Capital Expenditures - thousands	$4,970	$3,019	$17,327	$15,474

Morococha
Tonnes milled - kt	148.9	143.0	566.3	573.3
Average silver grade – grams per tonne	145	161	152	149
Average zinc grade - %	3.09	3.70	3.60	3.20
Average silver recovery - %	86.69	88.1	86.39	87.9
Silver – koz	603	643	2,370	2,397
Gold – koz	0.91	0.91	2.92	2.65
Zinc – kt	3.29	4.31	15.80	15.16
Lead – kt	1.10	0.94	4.74	3.77
Copper – kt	1.26	0.65	3.08	2.03

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products (2) (3)	$12.53	$12.97	$13.22	$18.14
Total cost per ounce net of by-products (2)	$21.38	$21.49	$22.23	$26.76

Payable silver - koz	516	543	2,010	2,046

Sustaining Capital Expenditures - thousands	$3,149	$2,822	$10,199	$18,652

San Vicente
Tonnes milled - kt	85.1	79.7	316.0	319.4
Average silver grade – grams per tonne	454	415	417	412
Average zinc grade - %	2.10	2.58	2.37	2.48
Average silver recovery - %	94.5	93.4	93.2	93.8
Silver – koz	1,172	994	3,949	3,967
Zinc – kt	1.38	1.59	5.84	6.20
Lead – kt	0.16	0.17	0.50	0.56

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products (2)	$11.88	$14.53	$13.16	$15.51
Total cost per ounce net of by-products (2)	$13.84	$17.05	$15.36	$18.07

Payable silver - koz	1,084	907	3,636	3,614

Sustaining Capital Expenditures - thousands	$992	$1,864	$3,415	$8,165

Manantial Espejo
Tonnes milled - kt	210.4	191.4	796.9	719.6
Average silver grade – grams per tonne	144	159	157	150
Average gold grade – grams per tonne	2.86	4.16	2.82	2.81
Average silver recovery - %	92.0	91.6	92.1	91.3
Average gold recovery - %	94.8	96.2	95.2	95.4
Silver – koz	913	871	3,725	3,144
Gold – koz	18.27	22.83	70.47	60.82

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products (2)	$13.93	$(1.58)	$10.12	$8.55
Total cost per ounce net of by-products (2)	$25.36	$6.67	$20.76	$19.03

Payable silver - koz	911	869	3,717	3,138

Sustaining Capital Expenditures - thousands	$5,543	$4,362	$26,741	$12,002
(1)	Reported metal figures in the tables in this section are quantities of metal produced.
(2)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.
(3)	Please refer to note (6) under "Financial & Operating Highlights" table.

Total Cash Costs and Total Production Costs per Ounce of Payable Silver, net of by-product credits (1)
(Unaudited in thousands of U.S. dollars)
		Three months ended December 31,		Twelve months ended December 31,
		2014	2013	2014	2013
Production costs		$140,695	$136,223	$568,204	$530,613
Add/(Subtract)
Royalties		5,277	5,570	27,955	26,459
Smelting, refining, and transportation charges		21,195	19,767	76,968	76,547
Worker's participation and voluntary payments		113	(531)	(484)	(1,067)
Change in inventories		8,966	4,050	15,835	(624)
Other		(1,461)	1,311	(5,653)	(5,408)
Non-controlling interests (2)		(1,204)	(1,239)	(4,746)	(5,967)
Metal Inventory write-down		(2,212)	(8,411)	(29,953)	(12,967)
Cash Operating Costs before by-product credits		171,369	156,740	648,126	607,586

Less gold credit		(51,794)	(57,882)	(201,317)	(205,204)
Less zinc credit		(19,676)	(18,680)	(81,357)	(69,688)
Less lead credit		(7,412)	(7,079)	(29,903)	(27,694)
Less copper credit		(16,935)	(9,872)	(52,856)	(35,609)
Cash Operating Costs net of by-product credits	A	75,554	63,228	282,693	269,391

Add/(Subtract)
Depreciation and amortization		38,493	31,612	147,710	135,913
Closure and decommissioning provision		809	758	3,238	3,030
Change in inventories		3,712	525	7,422	5,451
Other		-	(248)	-	(971)
Non-controlling interests (2)		(493)	(494)	(1,938)	(2,109)
Total Production Costs net of by-product credits (1)	B	$118,072	$95,381	$439,124	$410,706

Payable Silver Production (koz)	C	6,340.4	6,419.1	24,663.4	24,578.5
Cash Costs per ounce net of by-product credits	(A*$1000)/C	$11.92	$9.85 (3)	$11.46 (3)	$10.96 (3)
Total Production Costs per ounce net of by-product credits	(B*$1000)/C	$18.62	$14.86	$17.80	$16.71
(1)	Figures in this table and in the associated tables below may not add due to rounding.
(2)	Figures presented in the reconciliation table above are on a 100% basis as presented in the statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below
	are for the Company's share of ownership only.
(3)	Please refer to note (6) under "Financial & Operating Highlights" table.

Three months ended December 31, 2014
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
					$
Cash Costs before by-product credits	A	$15,824	$33,909	$18,896	$29,001	22,046	$15,736	$34,500	$169,913
Less gold credit	b1	$(681)	$(21,555)	$(6,775)	$(36)	$(798)	$(67)	$(21,812)	$(51,724)
Less zinc credit	b2	$(4,154)	$-	$-	$(6,177)	$(6,110)	$(2,586)	$-	$(19,028)
Less lead credit	b3	$(1,897)	$-	$-	$(3,049)	$(2,069)	$(211)	$-	$(7,227)
Less copper credit	b4	$-	$-	$(32)	$(9,746)	$(6,604)	$-	$-	$(16,382)
Sub-total by-product credits(1)	B=( b1+ b2+ b3+ b4)	$(6,731)	$(21,555)	$(6,807)	$(19,009)	$(15,581)	$(2,864)	$(21,812)	$(94,360)
Cash Costs net of by-product credits (1)	C=(A+B)	$9,093	$12,354	$12,089	$9,993	$6,465	$12,872	$12,688	$75,553
Depreciation, amortization & reclamation	D	$2,371	$17,337	$2,484	$3,223	$4,566	$2,131	$10,414	$42,526
Total production costs net of by-product credits (1)	E=(C+D)	$11,464	$29,691	$14,573	$13,216	$11,031	$15,003	$23,102	$118,079

Payable ounces of silver (koz)	F	1,202	951	859	818	516	1,084	911	6,340

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C/F	$7.57	$12.99	$14.07	$12.22	$12.53	$11.88	$13.93	$11.92
Total production cost per ounce net of by-products	=E/F	$9.54	$31.22	$16.96	$16.16	$21.38	$13.84	$25.36	$18.62

Twelve months ended December 31, 2014
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$62,635	$135,665	$66,727	$107,990	$83,915	$59,287	$126,500	$642,720
Less gold credit	b1	$(2,534)	$(84,317)	$(22,048)	$(295)	$(2,730)	$(254)	$(88,898)	$(201,075)
Less zinc credit	b2	$(14,128)	$-	$-	$(25,414)	$(28,381)	$(10,504)	$-	$(78,426)
Less lead credit	b3	$(7,265)	$-	$-	$(11,817)	$(9,340)	$(663)	$-	$(29,086)
Less copper credit	b4	$-	$-	$(164)	$(34,394)	$(16,884)	$-	$-	$(51,442)
Sub-total by-product credits(1)	B=( b1+ b2+ b3+ b4)	$(23,927)	$(84,317)	$(22,212)	$(71,920)	$(57,335)	$(11,420)	$(88,898)	$(360,028)
Cash Costs net of by-product credits (1)	C=(A+B)	$38,708	$51,347	$44,516	$36,070	$26,581	$47,867	$37,602	$282,692
Depreciation, amortization & reclamation	D	$9,278	$57,372	$11,716	$12,417	$18,118	$7,979	$39,551	$156,432
Total production costs net of by-product credits (1)	E=(C+D)	$47,986	$108,720	$56,231	$48,488	$44,699	$55,846	$77,154	$439,123

Payable ounces of silver (koz)	F	4,756	3,969	3,454	3,120	2,010	3,636	3,717	24,663

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C/F	$8.14	$12.94	$12.89	$11.56 (2)	$13.22 (2)	$13.16	$10.12	$11.46 (2)
Total production cost per ounce net of by-products	=E /F	$10.09	$27.39	$16.28	$15.54	$22.23	$15.36	$20.76	$17.80

(1)	Totals may not add due to rounding.
(2)	Please refer to note (6) under "Financial & Operating Highlights" table.

Three months ended December 31, 2013
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,161	$32,484	$18,634	$25,198	$20,430	$16,116	$27,464	$155,487
Less gold credit	b1	$(690)	$(19,818)	$(7,527)	$(86)	$(855)	$-	$(28,835)	$(57,810)
Less zinc credit	b2	$(3,001)	$-	$-	$(5,585)	$(6,850)	$(2,536)	$-	$(17,972)
Less lead credit	b3	$(1,697)	$-	$-	$(2,934)	$(1,868)	$(402)	$-	$(6,902)
Less copper credit	b4	$-	$-	$(281)	$(5,461)	$(3,810)	$-	$-	$(9,552)
Sub-total by-product credits(1)	B=( b1+ b2+ b3+ b4)	$(5,388)	$(19,818)	$(7,807)	$(14,066)	$(13,384)	$(2,938)	$(28,835)	$(92,236)
Cash Costs net of by-product credits (1)	C=(A+B)	$9,773	$12,666	$10,827	$11,132	$7,046	$13,178	$(1,372)	$63,251
Depreciation, amortization & reclamation	D	$2,245	$9,021	$3,676	$3,132	$4,622	$2,284	$7,173	$32,153
Total production costs net of by-product credits (1)	E=(C+D)	$12,018	$21,688	$14,503	$14,263	$11,668	$15,463	$5,801	$95,404

Payable ounces of silver (koz)	F	1,191	920	1,228	760	543	907	869	6,419

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C/F	$8.20	$13.77	$8.81	$14.65 (2)	$12.97 (2)	$14.53	$(1.58)	$9.85 (2)
Total production cost per ounce net of by-products	=E/F	$10.09	$23.57	$11.81	$18.77	$21.49	$17.05	$6.67	$14.86

Twelve months ended December 31, 2013
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$61,554	$117,203	$62,454	$99,745	$84,087	$67,123	$110,810	$602,976
Less gold credit	b1	$(2,894)	$(91,113)	$(24,194)	$(177)	$(2,611)	$-	$(83,995)	$(204,985)
Less zinc credit	b2	$(10,895)	$-	$-	$(22,245)	$(24,110)	$(9,897)	$-	$(67,148)
Less lead credit	b3	$(6,605)	$-	$-	$(11,685)	$(7,553)	$(1,157)	$-	$(27,000)
Less copper credit	b4	$-	$-	$(712)	$(21,128)	$(12,704)	$-	$-	$(34,544)
Sub-total by-product credits(1)	B=( b1+ b2+ b3+ b4)	$(20,394)	$(91,113)	$(24,907)	$(55,235)	$(46,978)	$(11,055)	$(83,995)	$(333,677)
Cash Costs net of by-product credits (1)	C=(A+B)	$41,160	$26,090	$37,548	$44,510	$37,109	$56,068	$26,815	$269,299
Depreciation, amortization & reclamation	D	$8,010	$44,210	$17,813	$11,667	$17,648	$9,226	$32,885	$141,460
Total production costs net of by-product credits (1)	E=(C+D)	$49,170	$70,301	$55,361	$56,177	$54,757	$65,294	$59,700	$410,759

Payable ounces of silver (koz)	F	4,365	3,494	5,043	2,879	2,046	3,614	3,138	24,578

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C/F	$9.43	$7.47	$7.45	$15.46 (2)	$18.14 (2)	$15.51	$8.55	$10.96 (2)
Total production cost per ounce net of by-products	=E/F	$11.27	$20.12	$10.98	$19.51	$26.76	$18.07	$19.03	$16.71
(1)	Totals may not add due to rounding.
(2)	Please refer to note (6) under "Financial & Operating Highlights" table.

All-In Sustaining Cost per Silver Ounce Sold (Unaudited in thousands of U.S. dollars)
		Three months ended December 31,		Twelve months ended December 31,
		2014	2013	2014	2013
Direct Operating Costs		$138,484	$127,812	$538,251	$517,646
Net Realizable Value Adjustments		2,212	8,411	29,953	12,967
Production Costs		140,695	136,223	568,204	530,613
Royalties		5,277	5,570	27,955	26,459
Smelting, refining and transportation charges(1)		24,159	22,063	86,470	83,244
Less by-product credits(1)		(84,141)	(85,696)	(361,309)	(331,809)
Cash cost of sales net of by- products (2)		85,989	78,160	321,319	308,507

Sustaining capital (3)		24,172	25,086	99,083	111,646
Exploration and project development		4,278	990	13,225	15,475
Reclamation cost accretion		809	757	3,238	3,030
General & administrative expense		3,051	2,602	17,908	17,596
All-in sustaining costs (2)	A	$118,298	$107,595	$454,774	$456,255
Payable ounces sold ( in koz)	B	6,352.6	6,436.0	25,430.5	25,478.0
All-in sustaining cost per silver ounce sold, net of by-products	(A*$1000)/B	$18.62	$16.72	$17.88	$17.91
All-in sustaining cost per silver ounce sold, net of by-products (Excludes NRV Adj.)		$18.27	$15.41	$16.71	$17.40

Sustaining Capital (Unaudited in thousands of U.S. dollars)

Reconciliation of payments for mineral property, plant and equipment and sustaining capital		Three months ended December 31,		Twelve months ended December 31,
(in thousands of USD)		2014	2013	2014	2013
Payments for mineral property, plant and equipment (4)		$30,131	$33,669	$131,761	$159,401
Add/(Subtract)
Advances received for leases (4)		636	331	3,230	3,331
Non-Sustaining capital (Dolores, Navidad, La Colorada projects and other)		(6,595)	(8,914)	(35,908)	(51,085)

Sustaining Capital (2)		$24,172	$25,086	$99,083	$111,646

(1) Included in the revenue line of the unaudited condensed consolidated income statements and are reflective of realized metal prices for the applicable periods.

(2) Totals may not add due to rounding.

(3) Non – GAAP measure: see section entitled "Sustaining Capital" for detailed calculation.

(4) As presented on the unaudited condensed consolidated statements of cash flows.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Information Contact, Kettina Cordero, Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 01:35e 19-FEB-15